SONENSHINE & COMPANY LLC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-52819

YEAR ENDED DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52819 |

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING  01/01/2021  AND ENDING  12/31/2021
_____MM/DD/YY_____MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  Sonenshine & Company LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 E. Hartsdale Avenue, Suite 24
_____
(No. and Street)

| Hartsdale | NY | 10530 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Randy Stouber | 908-231-1000 | rstouber@cfopartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab & Company
_____
(Name – if individual, state last, first, and middle name)

| 100 E. Sybella Avenue, Suite 130 | Maitland | FL | 32751 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| July 28, 2004 | 1839 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Marshall Sonenshine _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sonenshine & Company LLC _____ December 31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Sonenshine & Company LLC**
**December 31, 2021**

**Table of Contents**

# Ohab and Company, P.A.

| | | |
|---|---|---|
| 100 E. Sybelia Ave. Suite 130<br>Maitland, FL 32751 | *Certified Public Accountants*<br>Email: pam@ohabco.com | Telephone 407-740-7311<br>Fax 407-740-6441 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Soneshine & Company LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Soneshine & Company LLC as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Soneshine & Company LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Soneshine & Company LLC's management. Our responsibility is to express an opinion on Soneshine & Company LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Soneshine & Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Soneshine & Company LLC's financial statements. The supplemental information is the responsibility of Soneshine & Company LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Ohab and Company, PA*

Ohab and Company, PA

We have served as Soneshine & Company LLC's auditor since 2020.

Maitland, Florida

April 8, 2022

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 416,060 |
| Prepaid expenses and other assets | | 5,098 |
| **Total Assets** | $ | 421,158 |

**LIABILITIES AND MEMBER'S EQUITY**

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 10,520 |
| **Member's Equity** | | 410,638 |
| **Total Liabilities and Member's Equity** | $ | 421,158 |

**Sonenshine & Company LLC**
**Statement of Income**
**Year Ended December 31, 2021**

| | | |
|---|---|---:|
| **REVENUES** | | |
| Interest | $ | 15 |
| Advisory fees | | 358,801 |
| **Total Revenues** | | 358,816 |
| | | |
| **EXPENSES** | | |
| Management fees | | 72,000 |
| Professional fees | | 26,712 |
| Salaries - allocated | | 24,000 |
| Regulatory fees and expenses | | 9,786 |
| Other expenses | | 1,939 |
| | | |
| **Total Expenses** | | 134,437 |
| | | |
| **Net Income** | $ | 224,379 |

*See notes to financial statements.*

|                                | Total Member's Equity |
|--------------------------------|----------------------:|
| Balance, January 1, 2021       | $      61,678         |
| Contributions by member        | 124,581               |
| Distributions to member        | -                     |
| Net Income                     | 224,379               |
| Balance, December 31, 2021     | $     410,638         |

**Sonenshine & Company LLC**
**Statement of Changes in Member's Equity**
**Year Ended December 31, 2021**

**Cash Flows from Operating Activities:**

| | | |
|---|---|---:|
| Net income | $ | 224,379 |
| Adjustments to reconcile net income to cash provided by operating activities: | | |
|   Changes in assets and liabilities: | | |
|     Prepaid expenses and other assets | | (124) |
|     Accounts payable and accrued expenses | | 2,370 |
| **Net cash provided by operating activities** | | 226,625 |

**Cash flows from financing activities**

| | |
|---|---:|
| Contributions by member | 124,581 |
| Distributions to member | - |
| **Net cash provided by financing activities** | 124,581 |

| | | |
|---|---|---:|
| **Net increase in cash and cash equivalents** | | 351,206 |
| **Cash and cash equivalents, beginning of year** | | 64,854 |
| **Cash and cash equivalents, end of year** | $ | 416,060 |

**Supplemental Disclosure:**

| | | |
|---|---|---:|
| Cash paid for interest | $ | - |
| Cash paid for taxes | $ | - |

1.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Description of Business*
Sonenshine & Company LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of Sonenshine Partners LLC (the "Parent").

The principal business activity of the Company is to provide corporate finance services to clients of the Company and its Parent, which is in turn principally engaged in providing a range of corporate advisory services to companies, including advice with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

*Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

*Concentrations of Credit Risk for Cash*
The Company maintains its cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

*Cash and Cash Equivalents*
Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

*Revenue Recognition*
Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue recognition guidance (ASC Topic 606) requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue is usually recognized at a point in time when a performance obligation is satisfied. Revenue includes fees earned for providing advisory services in connection with mergers and acquisitions, restructuring, and financing. Revenues are recognized when performance obligations are met. Fees received in advance are deferred until performance obligations are met.

1.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

    *Leases*
    The Company recognizes and measures any leases in accordance with FASB ASC 842 and has determined that there are no contracts that contain embedded leases.

    *Income Taxes*
    The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for these income taxes. The Company files a consolidated New York City unincorporated business tax return with its Parent, and a portion of this tax is allocated to the Company based on pro-rata earnings, as applicable.

    As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner.

    *Accounts Receivable*
    Accounts Receivable are stated in the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. There are no accounts receivable at December 31, 2021.

2.  **RELATED PARTY TRANSACTIONS**

    In accordance with an expense sharing agreement, the Parent charged the Company for its allocated share of certain overhead expenses, including rent and some professional fees, totaling approximately $72,000, and salaries totaling $24,000, for the year ended December 31, 2021. These charged expenses were converted into an equity contribution by the Parent to the Company. Substantially, other Company expenses, including regulatory fees and some professional fees, paid by the Parent were reimbursed by the Company.

3.  **REGULATORY REQUIREMENTS**

    As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2021, the Company had net capital of $405,540, which exceeded requirements by $400,540. The ratio of aggregate indebtedness to net capital was .03 to 1.

4.  **COMMITMENTS AND CONTINGENCIES**

    The Company had no commitments or contingencies pending as of year-end December 31, 2021.

5.  **SUBSEQUENT EVENTS**

    Management has evaluated subsequent events through the date on which the financial statements were issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF December 31, 2021

**Sonenshine & Company LLC**
**Schedule I**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
**As of December 31, 2021**

| | | |
|---|---|---:|
| **Computation of net capital** | | |
| Total member's equity | $ | 410,638 |
| Deductions and/or charges: | | |
| Non-allowed assets | | (5,098) |
| **Net capital** | | 405,540 |
| | | |
| **Computation of aggregate indebtedness** | | |
| Accounts Payable and Accrued Expenses | | 10,520 |
| Other Liabilities | | - |
| **Aggregate indebtedness** | | 10,520 |
| | | |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | | 701 |
| Minimum dollar requirement | | 5,000 |
| **Net capital requirement (greater of minimum net capital or dollar requirement)** | | 5,000 |
| | | |
| **Excess net capital** | | 400,540 |
| | | |
| **Excess net capital at 120 percent** | $ | 399,540 |
| | | |
| **Ratio: Aggregate indebtedness to net capital** | | .03 to 1 |

There are no material adjustments between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5, as of December 31, 2021 which was filed on January 25, 2022.

*See report of independent registered public accounting firm.*

**Sonenshine & Company LLC**
**Schedule II**
**Computation for Determination of Reserve Requirements and Information**
**Related to Possession and Control Requirements**
**Under Rule 5c3-3 of the Securities and Exchange Commission**
**As of December 31, 2021**

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

# Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Soneshine & Company LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Soneshine & Company LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Soneshine & Company LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Soneshine & Company LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

*Ohab and Company, PA*

Ohab and Company, PA

Maitland, Florida

April 8, 2022

**Sonenshine & Company LLC**
**Statement of Exemption from SEC Rule 15c3-3**

Sonenshine & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing corporate finance and related advisory services for corporate clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sonenshine & Company

I, Marshall Sonenshine, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**Marshall Sonenshine / CEO**
**April 13, 2022**